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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ELITE LOGISTICS, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   28660B107
                                 (CUSIP NUMBER)

                             Elite Logistics, Inc.
                              1201 North Avenue H
                             Freeport, Texas 77541
             (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 25, 2000
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 28660B107                                                  Page 1 of 1

(1) Names of reporting persons                                                                 Forte Group, LLC
    I.R.S. Identification Nos. of above persons   (entities only)                              86-0961259

(2) Check the appropriate box if a member of  a group                                          (a)  X   (b)

(3) SEC use only

(4) Source of funds                                                                                 WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization                                                          Texas

(7) Number of shares beneficially owned by each reporting person with Sole voting                       1,247,747
    power

(8) Number of shares beneficially owned by each reporting person with Shared voting                           -0-
    power

(9) Number of shares beneficially owned by each reporting person with Sole dispositive                  1,247,747
    power

(10) Number of shares beneficially owned by each reporting person with) Shared                                 -0-
     dispositive power

(11) Aggregate amount beneficially owned by each reporting person.                                      1,247,747

(12) Check if the aggregate amount in Row (11) excludes certain shares.

(13) Percent of class represented by amount in Row (11)                                                 9.2%  (1)

(14) Type of reporting person                                                                        OO


(1) Based on 12,327,323 shares of Common Stock issued and outstanding plus 1,181,651 warrants to purchase Common Stock deemed to be beneficially owned pursuant to Rule 13d-3(d)(1) as of September 25, 2000.


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ITEM 1. SECURITY AND ISSUER.

     The securities to which this Schedule 13D relate are shares of Common Stock, par value $.01, of Elite Logistics, Inc., an Idaho corporation. The address of the Company's principal office is 1201 North Avenue H, Freeport, Texas 77541.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This statement is being filed by Forte Group, LLC, a Texas limited liability company (the "Reporting Person").

          Information with respect to the Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

          Certain information required by this Item Two concerning the directors and executive officers of the Reporting Person is set forth in Exhibit A attached hereto, which is incorporated by reference.

     (b) The address of the principal business and principal office of Forte Group, LLC, a Texas limited liability company, is 1001 West Loop South, Suite 100, Houston, Texas 77027.

     (c) Forte Group, LLC is a Houston, Texas incubator specializing in accelerating the development of emerging technology companies.

     (d) During the past five years, neither the Reporting Person, nor, to the best knowledge of such persons, any of the persons named in Exhibit A to this Schedule, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the past five years, neither the Reporting Person nor, to this best knowledge of such persons, any of the persons named in Exhibit A to this Schedule, was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgement , decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 17, 1999. Elite Logistics Services, Inc. completed an acquisition agreement with Summit Silver, Inc. subsequently to be known as Elite Logistics, Inc. Shortly thereafter, Summit Silver, Inc. was renamed Elite Logistics, Inc. Under the terms of the agreement, Summit Silver, Inc. issued 10,400,000 shares of common stock in exchange for all of Elite Logistics Services, Inc's common stock.


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     September 21, 2000, Forte Group, LLC was issued 66,096 common shares and
66,069 warrants to purchase common shares in exchange for consulting fees. Forte Group, LLC was previously issued 1,115,555 warrants to purchase common shares of Elite Logistics, Inc.

     Elite Logistics, Inc. filed a 10-SB which became effective on September 25, 2000.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Common Stock for its own account, for investment, and not with a view to any "distribution" within the meaning of the Securities Act of 1933, as amended ("Securities Act"). It has no present intention to make any transfer of the Common Stock. Depending on market conditions and other factors, including evaluation of the Company's business and prospects, availability of funds, alternative use of funds and general economic conditions and other factors, they may from time to time purchase additional securities of the Company or may actively seek to dispose of all or a portion of their investments in the Company through sales to institutional or accredited investors in privately negotiated transactions, through sales pursuant to Rule 144 under the Securities Act.

     Except as set forth in this Item 4 and elsewhere in this Schedule, neither the Reporting Person nor, to the best knowledge of such Person, any of the persons named in Exhibit A to this Schedule, has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company; (b) and extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.


     (a) Forte Group, LLC is the deemed the beneficial owner of 1,247,747 shares of Common Stock with a total voting power of 1,247,747 shares of Common Stock representing 9.2% of the Common Stock issued and outstanding or held in reserve based on 12,327,323 Shares of Common Stock outstanding plus 1,181,651 warrants issued to Forte Group, LLC as of September 25, 2000.


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     (b)  Forte Group, LLC has the right to vote a total of 1,247,747 shares which includes 66,096 shares owned directly and 1,181,651 warrants to purchase Common Stock. The warrants are exercisable immediately at a strike price of $2.70.

     (c) Other than the Stock purchase made by Forte Group, LLC on September 21, 2000 reported in Item 3 of this Schedule 13D, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons named in Exhibit A to this Schedule, has effected any transaction in shares of Common Stock during the past 60 days.

          No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A   Officers and Directors


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                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule is true, complete and correct.

                                            Date: October 20, 2000



                                            FORTE GROUP, LLC


                                            /s/ RUSSELL NAISBITT
                                            -----------------------------------
                                            Russell Naisbitt, Manager

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                                    EXHIBIT A

Information as to Directors and Executive Officers of the Reporting Persons

Name                                         Address
----                                         -------
Occupation/Employment
---------------------
Forte Group, LLC                             1001 West Loop South Suite 100
  Manager - Russell Naisbitt                 Houston, Texas 77027